Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street | San Francisco, CA 94105-2228 | tel 415.983.1000 | fax 415.983.1200

MAILING ADDRESS: P. O. Box 7880 | San Francisco, CA 94120-7880

Blair W. White

tel 415.983.7480

blair.white@pillsburylaw.com

October 7, 2011

Securities and Exchange Commission

100 F Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Attention:	Pamela Long Assistant Director

Re:	Re: Renewable Energy Group, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed September 20, 2011 File No. 333-175627

Dear Ms. Long:

Renewable Energy Group, Inc. (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated October 4, 2011. Set forth below are the Registrant’s responses to the Staff’s comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Critical Accounting Policies, page 49

Impairment of Long-Lived Assets and Certain Identifiable Intangibles, page 51

1.

We note your response to comment five in our letter dated September 7, 2011, and the revision to your registration statement. It appears that your plan to complete the facilities is dependent on obtaining financing. Please confirm our understanding and expand your discussion to indicate the current status of the financing discussions, your plan if financing cannot be obtained, and whether the New Orleans, Louisiana and Emporia, Kansas

October 7, 2011

facilities can be utilized as biodiesel plants only or have some alternative use given the stage of completion.

Response: The Registrant confirms it plans to complete the noted facilities under construction using financing, however, if available, it may consider funds from operations to partially fund construction at these facilities. The Registrant has expanded the discussion surrounding “financing for facilities under construction” on page 52 to include current status and future plans as well as the ability to utilize the assets under construction for means other than biodiesel production.

2.	We refer to your statement in the third paragraph that, “our analysis determined that the gross cash flows of each plant exceeded its carrying value by a significant margin and therefore no charge for impairment was needed.” Please confirm to us whether you intended to state that the undiscounted cash flows of each plant exceeded its carrying value by a significant margin and, if so, clarify your disclosure accordingly. Refer to FASB ASC 360-10-35-17 for guidance.

Response: The Registrant has evaluated the guidance in ASC 360-10-35-17 and intended to state that the undiscounted cash flows of each plant exceed its carrying value by a significant margin. The Registrant has revised the disclosure on page 51 and 53 by replacing the word “gross” with “undiscounted” for further clarification.

Goodwill, page 53

3.	We note your response to comment seven in our letter dated September 7, 2011. Please expand your critical accounting policy to disclose the information you provided in your response.

Response: The Registrant has expanded the critical accounting policy disclosure on page 53.

Results of Operations, page 59

Effects of the Biofuels Merger Recapitalization, pages 61 and 65

4.

We note your response to comment 10 in our letter dated September 7, 2011. Please tell us how the preferred stock carrying value of $159,098,000, provided in your response, reconciles with the $158,475,000 appearing in the line item, “Derecognition of REG Holdco preferred stock, common stock, and common stock warrants” in your consolidated statements of

October 7, 2011

redeemable preferred stock and equity. In this regard, we note that the effect of the Biofuels Merger recapitalization of $8,521,000 as reflected on your Statement of Operations does not appear to agree to net impact of $7,898,000 related to the $10,944,000 derecognition of REG Holdco preferred stock, common stock and common warrants and the $18,842,000 issuance of preferred stock, common stock and common stock warrants to REG Holdco, net of $52,394,000 for embedded derivatives as reflected in your consolidated statements of redeemable preferred stock and equity.

Response: The Registrant has provided the following reconciliations to further clarify the differences noted in the comment. The initial entry recorded is summarized as follows (dollars in thousands):

Removal – old preferred stock	DR	$158,475
Removal – old derivative	DR	$4,104
Removal – old common stock	DR	$10,944	(1)
Addition – new preferred stock	CR	$102,287
Addition – new derivative	CR	$52,394
Addition – new common stock	CR	$10,321	(1)
Addition – APIC / D-42 effect	CR	$8,521

(1) The net effect of retiring common stock with a carrying value of $623 thousand which was exchanged for preferred stock at the time of capitalization. In contemplation of the REG Merger on February 26, 2010, certain current preferred stockholders who also owned common shares exchanged 700,000 of their common shares for 700,000 shares of Series A preferred stock. The 700,000 common shares issued to these stockholders were included as part of the consideration (along with the other preferred stock previously held) for redemption of the REG Intermediate Holdco, Inc. (our accounting predecessor) preferred stock.

The Registrant has summarized the above journal entry in terms of value as follows (dollars in thousands):

Carrying value of old preferred stock plus derivative plus common stock	$173,523
Fair value of new preferred stock plus new derivative plus common stock	$165,002

Difference included in APIC (effects of recapitalization)	$8,521

The Registrant has summarized the above tables to roll forward equity as follows (dollars in thousands):

Opening balance common stock (including warrants)	$10,944
Less: common stock retired / converted to preferred stock (see (1) above)	$623
Plus: value to security holders (effects of recapitalization)	$8,521

Closing balance common stock (including warrants)	$18,842

October 7, 2011

* * *

The Registrant acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any other information you need. Please contact me at (415) 983-7480.

Very truly yours,

/s/ Blair W. White

Blair W. White

cc:	Jeffery Stroburg

Daniel J. Oh

Chad Stone